Exhibit 99.1

                    CLARIFICATIONS BY ENDESA WITH RESPECT TO
                       CERTAIN STATEMENTS OF GAS NATURAL

New York, 31 October 2005.--Gas Natural, in an attempt to prevent by any means possible that the business combination resulting from its hostile tender offer for ENDESA (NYSE:ELE) be examined by the appropriate Regulator under European and Spanish legislation, has once again made statements that could create confusion in market.

We would like to point out that as Gas Natural plans to pay for a large portion of ENDESA's stock with its own shares, clarifications as to how the transaction will be carried out and, more importantly, that the appropriate regulator is assigned to study the resulting concentration and establish the conditions under which it may, or may not, proceed are important factors in clarifying the expectations of the shareholders and achieving the greatest possible certainty for the transaction.

Against this backdrop, Gas Natural is demonstrating a high level of anxiety, caused largely by evidence of the market's rejection of the bid, and the statement issued by La Caixa (the utility's controlling shareholder) on October 13, expressing the bank's wish to distance itself from the transaction launched by its affiliate, even denying, against all evidence to the contrary and repudiating explanations made earlier to the market regulators, that the bank exercises, or has ever exercised, control over Gas Natural.

In this regard, we would the highlight considerable and convenient lack of knowledge that Gas Natural professes in its statements regarding the whole transaction, expressing surprise that ENDESA has now reclassified Euro 1.5bn issued as preferred shares as debt, impacting minorities interest, when in fact this information has been on file with the Spanish regulator (CMNV) since April 5.

The same applies to ENDESA's reported revenues for 2004. Gas Natural is now "shocked" that, under IFRS, revenues are Euro 4 billion lower, when this information is in the public domain and has been since it was reported to the CMNV on April 5 2005.

It is also worth mentioning that ENDESA reported its first half results for 2005, i.e. months before the hostile bid was launched, using the same criteria for revenues based on which it has reported to the EU the impact of the IFRS on its 2004 financial statement.

In any case, given Gas Natural's repetitive use of confusing information, ENDESA would like to make the following points clear:

European regulations on merger concentrations state that it is most appropriate to use financial information for the full year ended on the date before the tender offer was launched, i.e. September 4, for purposes of calculating the appropriate revenue figure. As this is not possible, European regulations on merger concentrations consider that the next best method is, under normal conditions, to use the financial statements of the previous fiscal year, adjusted to reflect the Company's position at the date the tender offer is made.

If the financial information had been prepared the day before the tender offer was launched, i.e. September 4 2005, the accounts would have been prepared using IFRS, the accounting criteria valid at that date and the only criteria used by listed Spanish companies, including ENDESA, to report consolidated figures for 2005. First half results for 2005, published prior to the tender offer, were reported by ENDESA under IFRS.

ENDESA is obliged to present its 2004 financial statements in accordance with IFRS. Accordingly, this information was prepared and filed with the CNMV on April 5 2005, 5 months before the tender offer was launched, and has been available on the regulator's web site since that date. The information was therefore in the public domain and could be accessed by any interested party. It is therefore surprising that Gas Natural did not become aware of this fact when preparing the tender offer, more so considering that the Group will have to report using the same accounting standards in the unlikely event that the hostile bid has the results it expects.

Revenues under IFRS are over Euro 4 billion lower than under former Spanish GAAP due to the application of the IFRS' principle of "substance over form".

This accounting principle means that income generated by subsidiaries on behalf of third parties which do not generate value for the company can no longer be booked as revenue. Furthermore, income from sales made to the Spanish electricity market operator, OMEL, which overlap with purchases made by the same group of companies in the same market, time interval and at the same price can no longer be booked as revenues as to do so would produce two streams of income from the same energy generated: income from sales to the wholesale market and income from sales to the end customer.

ENDESA applied the adjustments necessary to convert its financial statement to IFRS and published its 2004 financial statements under IFRS on April 5 2005 which were duly registered with the CNMV. An explanation of the differences between Spanish GAAP and IFRS were included in the Registration Document filed with the CNMV on July 7 2005 and in the Form 20-F filed with the SEC on June 30 2005 and are reflected in the financial statements for the first and second quarters of 2005 published by ENDESA under IFRS. Furthermore, these accounting standards in accordance with IFRS have been passed on externally in four separate reports issued by prestigious accounting experts in IFRS and auditing firms.

Therefore,   adjustments  between  Spanish  GAAP  and  IFRS  have  been  applied consistently in ENDESA's published information, and ENDESA has maintained an extremely coherent position over time..

ENDESA has explained these adjustments as differences between Spanish GAAP and IFRS in all its communications, including the Form 20-F registered with the SEC on June 30 2005. However, an explanation of the adjustments was never referred to as a difference between Spanish accounting principles and US GAAP. Although this in no way affects the information submitted to the European Commission for the purposes of calculating turnover in accordance with Community regulation on merger concentrations, ENDESA wishes to state that it filed an amendment to the Form 20-F filed with the SEC, reflecting all adjustments . This amendment does not result in any change to either the net profit or shareholders' equity calculated under US GAAP nor does it affect ENDESA's financial statements prepared in accordance with Spanish GAAP or IFRS, as filed with the CNMV on 5 April 2005, with the sole exception of an additional insignificant reduction of Euro 111 million in both revenues and operating costs, with no effect on the results.

Current  European  regulations  governing  concentration   undertakings  require
certain adjustments to be made to the revenue figure to define the true economic value of the companies involved in the transaction on the date it is effected.

ENDESA, in compliance with this legislation, has made 6 adjustments (and not 30 as suggested by Gas Natural) which do not modify accounting procedures but rather adjust the audited figures to reflect the European Commission's criteria for merger concentrations, where these differ from effective accounting standards. The adjustments include:

The impact of changes in the Group's composition between the 2004 financial statements and date the tender offer was launched, in order to reflect the Group's updated structure as of the bid date.

Deduction of subsidies accounted for as income, but which are for the purpose of promoting activities other than the company's core business, in this case the extraction of national coal.

Elimination of income corresponding to previous fiscal years which had not been registered due to the company's inability to quantify said amount (compensation related to non-Peninsular activity corresponding to 2001 - 2003).

Adding back revenues generated for the period but written off in accordance with prudential accounting criteria (ENDESA Italia).

Deduction of taxes which, although booked as expenses, are directly linked to sales (public thoroughfare levies).

The following table quantifies the adjustments made:

--------------------------------------------------------------------------------------------------------------
                                                                    Spain         Other         Total
                                                                                  EU            EU
--------------------------------------------------------------------------------------------------------------
1. Revenue adjustment to reflect company acquisitions and disposals (3)           564           561
2. Subsidy adjustments                                              (143)         -             (143)
3. Income from previous fiscal years                                (51)          -             (51)
4. Additional revenue generated at ENDESA Italia                    -             199           199
5. Deduction of discounts and taxes                                 (104)         -             (104)
6. Revenues from equity accounted investments                       171           104           275
TOTAL                                                               (130)         867           737
--------------------------------------------------------------------------------------------------------------
Figures in millions of Euros


The figures presented by ENDESA to the European Commission represent the sole source of information for revenue calculation purposes in accordance with the

Commission's mergers concentration criteria and have been reviewed by external auditors.

Spanish revenues calculated in accordance with the aforementioned Community criteria for merger concentrations account for 64% of ENDESA's revenues generated within the European Community. This figure determines the European dimension of the tender offer launched by Gas Natural for ENDESA.

In any event, ENDESA reserves the right to take appropriate legal action to hold Gas Natural responsible for any liability it may incur as a result of its statements.










            For additional information please contact Alvaro Perez de
           Lema, North America Investor Relations Office, telephone #
                                  212 750 7200
                              http://www.endesa.es